

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

March 26, 2010

Via U.S. Mail

Mr. Mark A. Maki
Vice President – Finance
Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

> **Re:**   **Enbridge Energy Partners, L.P.
> Form 10-K for the Fiscal Year Ended December 31, 2009
> Filed February 19, 2010
> File No. 1-10934**

Dear Mr. Maki:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Elements of Compensation, page 111

Service Agreements and Allocation of Compensation to the Partnership, page 119

1.   We note your statements that the compensation amounts allocated to the partnership may not exactly reflect the amount of time that a certain NEO devoted to the partnership. Please clarify also the incentive payments allocated to the partnership may not correlate with the results of the partnership as those amounts are determined based on the results of Enbridge and not the partnership itself.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Laura J. McMahon, Esq.
        Facsimile: (713) 651-5246